JETBORNE INTERNATIONAL, INC.


                          FINANCIAL STATEMENTS


                           APRIL 30, 1996

                        JETBORNE INTERNATIONAL, INC.

                       INDEX TO FINANCIAL STATEMENTS



Item 8.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

  Independent Auditors' Report

  Financial Statements:
    Balance Sheets
      April 30, 1996 and 1995

    Statements of Income (Loss)
      For the years ended April 30, 1996, 1995 and 1994

    Statements of Changes in Stockholders' Equity
      For the years ended April 30, 1996, 1995 and 1994

    Statements of Cash Flows
      For the years ended April 30, 1996, 1995 and 1994

Notes to Financial Statements

                         Norman A. Eliot & Co.
                      Certified Public Accountants

NORMAN A. ELIOT, C.P.A.                          9400 SOUTH DADELAND BOULEVARD
FLORENCE L. KRANTS, C.P.A.                       MIAMI, FLORIDA  33156
JOHN BLUMENTHAL, C.P.A.                          PH:  (305)670-4444
                                                 FAX: (305)670-0105

                       INDEPENDENT AUDITORS' REPORT



The Board of Directors
Jetborne International, Inc.
Mimai, FL  33166

We have audited the balance sheets of Jetborne International, Inc. as of April 30, 1996 and 1995, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years ended April 30, 1996, 1995 and 1994.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jetborne International, Inc. at April 30, 1996 and 1995, and the results of its operations and its cash flows for the years ended April 30, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

Miami, Florida
    August 16, 1996, except
    October 14, 1997, as to
    certain matters that took
    place during December 1996,
    March 1997, August 1997 and
    September 1997 and as             /s/Norman A. Eliot
    described in Note 16              Norman A. Eliot & Co.

                       JETBORNE INTERNATIONAL, INC.

                             BALANCE SHEETS

                         APRIL 30, 1996 AND 1995

                                 ASSETS

                                               1996       1995
CURRENT ASSETS:
  Cash                                    $  113,867  $   86,235
  Accounts receivable:
    Trade, net of allowance for doubtful
    account ($1,110, and $3,607 1996
    and 1995, respectively) (Note 1)         174,064     133,567
    Other                                      2,447       3,535
  Stockholder loan receivable                      0       3,000
  Inventories (Notes 1 and 5)              3,033,136   3,248,136
  Prepaid expenses and other
    current assets                             8,862      23,970
  Total Current Assets                    $3,332,376  $3,498,443


PROPERTY AND EQUIPMENT (Notes 1 and 6)    $  644,786  $  633,816
  Less:  Accumulated depreciation and
    amortization                             419,109     389,148

  Net Book Value                             225,677     244,668

OTHER ASSETS:
  Security deposits and other assets      $   13,546  $    6,231





TOTAL ASSETS                              $3,571,599  $3,749,342





_____________
The accompanying notes are an integral part of these financial statements.

                       JETBORNE INTERNATIONAL, INC.

                             BALANCE SHEETS

                         APRIL 30, 1996 AND 1995

                  LIABILITIES AND STOCKHOLDERS' EQUITY
                                             1996        1995
CURRENT LIABILITIES:
  Notes payable (Note 7)                $     1,691  $   15,828
  Current maturities of long term debt
    (Note 8)                                 78,740      45,463
    Accounts payable                        182,519     159,197
    Stockholder loan payable                 34,774           0
    Customers' deposits                           0       1,552
    Accrued Expenses                        121,983     113,714

Total Current Liabilities               $   419,707  $  335,754

LONG TERM DEBT, Net of current maturities
  (Note 8)                              $    29,585  $   65,825

COMMITMENTS, CONTINGENCIES AND
  SUBSEQUENT EVENTS
   (Notes 9, 12, 14, 15 and 16)
STOCKHOLDERS' EQUITY (Notes 1, 9, 10, 15
  and 16):
    Common stock, $.01 par value
     (14,000,000  shares authorized;
     11,882,280 shares issued at
     April 30, 1996 and 1995)           $   118,823  $  118,823
    Additional paid in capital            5,097,251   5,097,251
    Retained earnings (deficit)          (2,093,767) (1,868,311)




  TOTAL STOCKHOLDERS' EQUITY            $ 3,122,307  $3,347,763


  TOTAL LIABILITIES AND
    STOCKHOLDER'S EQUITY                $3,571,599   $3,749,342


_____________
The accompanying notes are an integral part of these financial statements.


                               F-3A

                       JETBORNE INTERNATIONAL, INC.


                        STATEMENTS OF INCOME (LOSS)

                  FOR THE YEARS APRIL 30, 1996, 1995 AND 1994

                                 1996        1995        1994
NET SALES                    $1,533,366  $1,125,279  $1,755,763

COST OF SALES                   956,655     906,840   1,118,396

GROSS PROFIT                 $  576,711  $  218,439  $  637,367

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES       859,705   1,031,091     830,070

OPERATING LOSS               $ (282,994) $ (812,652) $ (192,703)

OTHER INCOME (EXPENSES):
  Interest and other income  $   62,484  $   96,083  $  316,304
  Interest expense               (4,946)     (5,166)     (6,943)
  Recovery of stockholders'
    notes and loans receivable
    (Note 4)                          0      12,500           0

  Net Other Income               57,538     103,417     309,361
INCOME (LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME
  TAXES (CREDIT)             $ (225,456) $ (709,235) $  116,658

INCOME TAXES (CREDIT)
  (Note 11)                           0      (8,201)          0

INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEM         $ (225,456) $ (701,034) $  116,658

EXTRAORDINARY ITEMS:
  Gain recognition on
    discharge of debt net
    of $10,000 provision for
    income taxes (Note 1)             0           0     414,033

NET INCOME (LOSS)            $ (225,456) $ (701,034) $  530,691

EARNINGS (LOSS) PER SHARE
  (Note 1)                   $    (0.02) $    (0.06) $     0.05

WEIGHTED AVERAGE COMMON
  SHARES AND COMMON SHARE
  EQUIVALENTS OUTSTANDING
  (Note 1)                   11,882,280  11,882,280   9,730,636


_____________
The accompanying notes are an integral part of these financial statements.

                JETBORNE INTERNATIONAL, INC.
        STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE YEARS ENDED APRIL 30, 1996, 1995 AND 1994

                                      Number of shares
                                      of common stock
                                 Issued          Treasury
                                                   Stock
BALANCE,
  APRIL 30, 1993
  (Note 1)                     6,235,780            3,500
  Net income                           -                -
 Common stock
    issued (Notes 1, 9
    and 10)                    6,400,000                -
 Common stock
  acquired on
  confirmation
  of plan of
  reorganization
  (Notes 1, 9,
  and 10)                              -           750,000
BALANCE,
  APRIL 30, 1994
  (Note 1)                    12,635,780           753,500
  Net Loss                             -                 -
  Common stock
   retired                      (753,500)         (753,000)
BALANCE,
  APRIL 30, 1995
 (Note 1)                     11,882,280                 0
  Net Loss                             -                 -
BALANCE
  APRIL 30, 1996
  (Note 1)                    11,882,280                 0

__________
The accompanying notes are an integral part of these financial statements.

                   JETBORNE INTERNATIONAL, INC.
           STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
         FOR THE YEARS ENDED APRIL 30, 1996, 1995 AND 1994




                                        Additional  Retained       Total
                       Common  Treasury Paid-in     Earnings   Stockholders'
                        Stock   Stock   Capital     (Deficit)      Equity
BALANCE,
  APRIL 30, 1993
  (Note 1)          $  62,358  $ (3,763) $4,956,280 $(1,697,968) $3,316,907
  Net income                -         -           -     530,691     530,691
 Common stock
    issued (Notes 1, 9
    and 10)            64,000         -     137,200           -     201,200
 Common stock
  acquired on
  confirmation
  of plan of
  reorganization
  (Notes 1, 9,
  and 10)                    -        (1)          -          -          (1)
BALANCE,
  APRIL 30, 1994
  (Note 1)            $126,358  $ (3,764)$5,093,480 $(1,167,277)  4,048,797
  Net Loss                   -          -         -    (701,034)   (701,034)
  Common stock
   retired              (7,535)    3,764      3,771           0           0
BALANCE,
  APRIL 30, 1995
 (Note 1)             $118,823         0 $5,097,251 $(1,868,311) $3,347,763
  Net Loss                   -         -          -    (225,456)   (225,456)
BALANCE
  APRIL 30, 1996
  (Note 1)            $118,823         0 $5,097,251 $(2,093,767) $3,122,307


___________
The accompanying notes are an integral part of these financial statements.

                                          F-5A

                     JETBORNE INTERNATIONAL, INC.
                       STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED APRIL 30, 1996, 1995 AND 1994

                                    1996       1995       1994
CASH FLOWS FROM
  OPERATING ACTIVITIES:
  Net income (loss)              $(225,456) $(701,034)$ 530,691
  Adjustments to reconcile
    net income (loss) to net
    cash provided by (used in)
    operating activities:
    Depreciation & amortization    29,961     29,958    33,774
    Provision for losses on
      trade accounts receivable    (2,497)     3,607         0
    Net write-off(net recovery)
      of trade accounts receivable   (190)    12,880     7,848
    Loss from sale of property
      and equipment                     0          0     1,671
    Recognition of deferred income      0          0  (193,518)
    Forgiveness of debt                 0     (9,300)        0
    Treasury Stock received
      (nominal value)                   0          0        (1)
    Changes in certain
      assets and liabilities:
    Increase in trade
      accounts receivable         (37,810)   (18,275)   (6,854)
    Decrease in other
      accounts receivable           1,088      4,501     8,508
    (Increase)decrease in
      stockholder loan receivable   3,000     (3,000)        0
    Decrease in inventories       215,000    407,915    11,413
    (Increase)decrease in
      prepaid expenses and
      other current assets         15,108     (4,941)  190,647
    Decrease in net assets of
      discontinued operations           0          0    88,294
    (Increase)decrease in security
      deposits and other assets    (7,315)    36,360   (37,054)
    Increase (decrease) in
      accounts payable             23,322     68,536   (94,454)
    Increase (decrease) in
      indebtedness to stockholder  34,774          0    (3,600)
    Increase (decrease) in
      income taxes payable              0    (10,000)    6,895
    Increase (decrease) in
      customers' deposits          (1,552)     1,552   (15,375)
    Increase (decrease) in
      accrued expenses              8,269     (1,500) (160,912)
    Decrease in net liabilities
      discharged in bankruptcy          0          0  (414,033)
      Net cash provided by (used
        in) operating activities $ 55,702  $(182,741) $(46,060)


______________

The accompanying notes are an integral part of these financial statements.

                     JETBORNE INTERNATIONAL, INC.
                         STATEMENTS OF CASH FLOW
               FOR THE YEARS ENDED APRIL 30, 1996, 1995 AND 1994

                                   1996       1995       1994
CASH FLOWS FROM
  INVESTING ACTIVITIES:
  Purchase of property
    and equipment               $(10,970)  $ (24,902)  $ (2,831)

  Net cash used in
    investing activities         (10,970)    (24,902)    (2,831)
CASH FLOWS FROM
  FINANCING ACTIVITIES:
  Proceeds from issuance
    of notes                   $  74,700   $  26,070   $ 20,859
  Principal repayments on
    notes payable                (28,837)    (23,561)   (25,540)
  Principal repayments on
    long-term debt               (62,963)     (9,737)  (101,465)
  Proceeds from private
    placement sale of
    common stock                       0           0    201,200
  Net cash provided by (used
    in) financing activities     (17,100)  $  (7,228)    95,054

NET INCREASE (DECREASE)
  IN CASH                      $  27,632   $(214,871)  $ 46,163

CASH, BEGINNING                   86,235     301,106    254,943

CASH, END                      $ 113,867    $ 86,235   $301,106

Supplemental disclosures of
  cash flow information:
  Cash paid during the year for:
    Interest                   $   4,424    $  5,136   $  6,078
    Income Taxes               $  10,462    $  1,799   $ 41,142




___________
The accompanying notes to financial statements describe certain non-cash investing and financing activities (some of which affect the changes in certain assets and liabilities) and are taken into consideration in the statements of cash flows.
___________
The accompanying notes are an integral part of these financial statements.


                                 F-6A

               JETBORNE INTERNATIONAL, INC.

               NOTES TO FINANCIAL STATEMENTS


Note 1.	  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business (see Note 16 regarding subsequent events)

Jetborne International, Inc. (the "Company") was incorporated January 30, 1987 (under the laws of the State of Delaware) as a holding company in anticipation of a public offering. On February 2, 1987, the stockholders of Jetborne, Inc. (incorporated April 24, 1980 under the laws of the State of Florida) contributed all of the outstanding shares of Jetborne, Inc. common stock to Jetborne International, Inc. (the Company owned no other assets at that date) in exchange for 3,123,000 shares of common stock of the Company and Jetborne, Inc. transferred to the Company its stock in each of its subsidiary companies. On May 20, 1987, the Company sold 1,150,000 shares of its common stock to the public, resulting in net proceeds to the Company of approximately $3,328,000.
On September 17, 1993, an order of the United States Bankruptcy Court, Southern District of Florida was entered confirming the Company's third amended plan of reorganization. Prior thereto, $201,200 was deposited to the Company attorneys' trust account as payment for 6,400,000 shares of Company common stock to be issued in accordance with terms of the plan (see below and Notes 9 and 10).

The September 17, 1993 order of the United States Bankruptcy Court was entered conditioned upon the ability of the Company to maintain the level of allowed unsecured claims against the Jetborne International, Inc. estate at a maximum of $2,300,000; accomplished on September 27, 1994 when the Company objection to the claim of a former principal stockholder of the Company was sustained by the United States Bankruptcy Court. Prior thereto, on December 10, 1991, creditors of the Company filed with the United States Bankruptcy Court, placing the company in an involuntary Chapter 11 bankruptcy proceeding (converted by the Company to a voluntary proceeding on December 26, 1991); Jetborne, Inc., the only then significant operating subsidiary of the Company, filed a voluntary petition on December 16, 1991; subsequently, the two proceedings were consolidated. The company filed, with the Bankruptcy Court, an Amended Disclosure Statement and Plan dated May 14, 1993 whereby a program was established for the probable payment to all creditors, over various periods not to exceed nine years, of all approved sums due to them (the allowed unsecured claims against the Jetborne, Inc. (see below) estate are to be paid after the payment of allowed unsecured claims against the Jetborne International, Inc. estate); payments to the Jetborne International, Inc. unsecured creditors commenced during January 1995 (thirty days after the December 14, 1994 United States Bankruptcy Court appointment of the designee for the Unsecured Creditors committee). The principal source of the funds to pay the indebtedness is the January 1, 1993 balance on the note received from the December 11, 1990 sale of 100% of the common stock of Aircraft Modular Products, Inc. ("AMP") (see Note 4). In addition, there are provisions for:

Merging Jetborne, Inc. into the company and the cancellation of the Jetborne, Inc. preferred stock (see
Note 10).  The Company has, however, registered the name
Jetborne, Inc. under the Fictitious Name Act of the State of Florida.

            NOTES TO FINANCIAL STATEMENTS
            JETBORNE INTERNATIONAL, INC.


Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Organization and Business (see Note 16 regarding subsequent events)
(continued)


The present stockholders of Jetborne International, Inc.
maintaining their shares of common stock of the Company
(the Company will still be publicly owned).

The sale of 6,400,000 shares of the Company's common stock to two new principal stockholders of the Company
(see notes 9 and 10) for $201,200.

The sum of the excess of liabilities transferred to the Unsecured Creditors' Committee of Jetborne International, Inc., the cancellation of the preferred stock (and the related assets and liabilities) of Jetborne, Inc. and the Federal "alternative minimum tax" (see Note 11) (based on the excess of alternative minimum tax income over the alternative minimum tax net operating loss carryforward) over the carrying value of the AMP note (see above and Note 4) ($414,033) is reflected on the statement of income (loss) for the year ended April 30, 1994 in the category "gain recognition on discharge of debt, net of $10,000 provision for income taxes (Note 1)".

The Company is primarily engaged in the sale of aircraft parts.

General/Pledged Assets/Reclassifications

The stockholders' equity section of the balance sheets at April 30, 1996 and April 30, 1995 reflect the 6,400,000 shares of Company common stock as if issued at those dates (in accordance with the confirmed plan of reorganization; see above) (issued March 7, 1997; see Note 10) and the 750,000 shares of Company common stock as if received in the Treasury at April 30, 1995 (also in accordance with the confirmed plan of reorganization; see Notes 10 and 15) (the 750,000 shares, and 3,500 shares of previously acquired stock, were cancelled on August 10, 1994 thereby reducing the number of shares issued at April 30, 1995 and April 30, 1996). The prior year financial statements are presented, for comparative purposes, as if the Company was not, until September 17, 1993, in re-organization under Chapter 11 of the United States Bankruptcy Code. The statements of income (loss), changes in stockholders' equity and cash flows for the period May 1, 1993 through September 16, 1993 reflect results of operations and cash flows of the Company and its then wholly owned subsidiaries while it was Debtor-in Possession. All material inter-company balances and transactions through September 16, 1993 have been eliminated.

Prior to its emergence from the bankruptcy proceedings, substantially all of the Company's assets were pledged as collateral for notes payable and other debt. Effective September 17, 1993, the Company transferred the note receivable (from the purchaser of 100% of the common stock of Aircraft Modular Products, Inc.; see above and Note 4) to the Unsecured Creditor's Committee of Jetborne International, Inc. (in accordance with

                JETBORNE INTERNATIONAL, INC.

                NOTES TO FINANCIAL STATEMENTS


Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

General/Pledged Assets/Reclassifications (continued)

the terms of the Company's third amended plan of reorganization ?see above?).

Certain amounts in the April 30, 1995 and April 30, 1994 financial statements have been reclassified to conform with the April 30, 1996 presentation.

New (Recent)Accounting Standards

The Company has adopted all applicable recent accounting standards and pronouncements issued by the Financial
Accounting Standards Board (FASB). The adoption did not cause a material effect on the Company's financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts and Notes Receivable, Trade/Allowance for Doubtful
Accounts

The Company's policy is to establish an allowance for doubtful accounts when the collectability of the accounts is doubtful and to charge that account, or income, when the accounts are determined to be uncollectable ($2,795, $16,487 and $7,848 (net of recoveries) for the years ended April 30, 1996, 1995 and 1994, respectively)(see Note 4 regarding the write-off of certain non-trade notes and loans receivable).

Inventories

Inventories are stated at the lower of cost or market with cost determined using the average cost method (see Note 5).

Property and Equipment

Property and equipment are stated at cost. Expenditures for major betterments and additions are charged to the property and equipment accounts while replacements, maintenance and repairs, which do not improve or extend the life of the respective asset, are charged to expense currently. The cost of assets retired or otherwise disposed of and the accumulated depreciation are relieved from the accounts, and the resulting gain or loss is included in the statement of income. The Company's policy is to capitalize, and record as property and equipment, assets acquired under terms of capital leases.

Depreciation is calculated using the straight line and declining balance methods over the estimated useful lives of the assets. For income tax purposes, depreciation is calculated using the accelerated cost recovery system (MACRS) for certain qualifying assets and the straight-line method for other assets (see below).

                 JETBORNE INTERNATIONAL, INC.

                 NOTES TO FINANCIAL STATEMENTS


Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company filed consolidated income tax returns through the year ended April 30, 1994 which included the results of its operations and the operations of its wholly owned U.S. subsidiaries through September 16, 1993. Income tax expense was allocated to the subsidiaries that had net income, computed as if each subsidiary were filing a separate return. The subsidiaries' liability, along with other inter-company indebtedness, was eliminated in consolidation. The income tax returns of the Company including the period September 17, 1993 through April 30, 1994 and the years ended April 30, 1995 and April 30, 1996 reflect the results of operations of the Company.

Deferred income taxes (none at April 30, 1996 and 1995) are provided in amounts sufficient to five effect to the use of net operating loss carryforwards and timing differences between financial and income tax reporting (see note 11).
Investment tax and research and development tax credits are treated as a reduction of income tax expense in the year in which the related assets are placed in service and when the research and development expense is incurred.

Earnings (Loss) Per Share

Earnings (loss) per share have been computed based on the weighted average number of common shares and common share equivalents outstanding.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2. LIQUIDITY (see Note 1 and Note 16 regarding subsequent events including the December 30, 1996 purchase of aircraft parts inventory totaling
$2,900,000 (subject to a consignment agreement) and the September 1997 $1,000,000 writedown of inventories)

The Company has sustained net cumulative losses of approximately $3,930,000 since April 30, 1988 (the net income for the two years that did not reflect losses were generated from either discontinued operations or extraordinary items) and retained earnings have decreased from $1,837,681 to retained earnings (deficit) of (2,093,767) at April 30, 2996. As referred to in Note 1, the Company emerged from a Chapter 11 bankruptcy proceeding (which commenced December 10, 1991) on September 17, 1993 and, as part of the confirmed plan of reorganization, the Company received $201,200 for the issuance of 6,400,000 shares of Company common stock.

Since the end of the last fiscal year, the Company's liquidity has continued to deteriorate, with increasing rapidity, primarily due to a continuing diminishing stock sales trend, declining consignment inventory and limited brokerage sales opportunities.

                    JETBORNE INTERNATIONAL, INC.

                    NOTES TO FINANCIAL STATEMENTS


Note 2. LIQUIDITY (see Note 1 and Note 16 regarding subsequent events including the December 30, 1996 purchase of aircraft parts inventory totalling $2,900,000 (subject to a consignment agreement) and the September 1997 $1,000,000 writedown of inventories) (continued)

The Company borrowed $30,000 from its Chief Executive Officer on January 18, 1996 (repaid March 7, 1997; see Note 16) for the purpose of paying an obligation due that day (see Note 15) and, at September 30, 1997, is indebted to the Chairman of its Board of Directors for 18 months compensation ($72,000; see
Note 14) and advances totalling $19,895.

Credit financing is being sought to purchase "fresh" inventory lots where the purchased inventory will comprise the collateral for the credit extended. The Company also continued to pursue aircraft parts consignment agreements and other business opportunities within the expertise of its executives. Consignments, in effect, provide the Company with additional inventory without the prior need for purchases which adversely affects liquidity.

Management of the Company believes that the referred to programs, if accomplished, will provide sufficient working capital to meet the Company's obligations as they become due. There can be no assurance, however, that the Company will be successful in its efforts nor that it will be able to maintain its operations on a profitable basis even though substantially all claims and lawsuits have been resolved or adequate provision has been made for the ultimate liability (see Note 15).

As indicated in Note 3, all operating subsidiaries of the Company were sold, or operations were terminated, during the past six years except Jetborne, Inc. which was effectively merged into the Company September 17, 1993.

Note 3.  SALE/LIQUIDATION OF SUBSIDIARIES

As referred to in Note 1, the Company sold 100% of the common stock of Aircraft Modular Products, Inc. during the year ended April 30, 1991. Subsequently, and through the year ended April 30, 1993, the operations of three other subsidiaries were sold or terminated. The then only remaining subsidiary of the Company (Jetborne, Inc.) was effectively merged into the Company when the United States Bankruptcy Court entered an order, on September 17, 1993, confirming the Company's third amended joint plan or reorganization (see Notes 1 and 2).

Note 4.  NOTES RECEIVABLE (Non-trade)

The Company had, prior to September 17, 1993, ownership of the remaining balance on the note receivable from the purchaser of 100% of the common stock of Aircraft Modular Products, Inc. This note (with the remaining balance at January 1, 1993 of $2,078,350) has been transferred to the Unsecured Creditors' Committee of Jetborne International, Inc. (see Notes 1 and 3).

                   JETBORNE INTERNATIONAL, INC.

                  NOTES TO FINANCIAL STATEMENTS


Note 4.     NOTES RECEIVABLE (Non-trade) (continued)

At April 30, 1996 and 1995, the former principal stockholder of the Company and two terminated officers (see Notes 9, 10 and 15) were indebted to the Company as follows:

     Former principal stockholder         $3,310,321 (1)
     Former Vice President                   572,658 (2)
     Former President                         43,738 (3)
     Total                                $3,926,717

These amounts had been written off as uncollectible, or an allowance had been established, based on the then possible offsets and on the probable uncollectability (see below and Notes 9, 10 and 15).
________
(1) On June 10, 1994 a final default judgement for $4,512,600 was entered, by the United States Bankruptcy Court, against the former principal stockholder.

(2) On November 10, 1994 the former Vice President, based on his petition, obtained an order from the United States Bankruptcy Court discharging his debts; however, on May
29, 1995, the same Court determined that $514,212 of his debt to the Company was not dischargeable and, accordingly, entered a final summary judgement against him.

(3) The indebtedness of the former President was satisfied on September 8, 1994; the Company received $12,500, the former President withdrew his claims against the Company, and mutual releases were exchanged.

Note 5. INVENTORIES (see Notes 1 and 9 and Note 16 regarding subsequent events including the December 30, 1996 purchase of aircraft parts inventory totalling $2,900,000 (subject to a consignment agreement) and the September 1997 $1,000,000 writedown of inventories).

Inventories of aircraft parts and supplies total $3,033,136 and $3,248,136 at April 30, 1996 and 1995 respectively, net of a reserve for obsolescence of $365,000 at both dates. These amounts do not include inventories received on a consignment basis with the Company agreeing to assume all risks and insure at no charge to the consignors. The consignment agreements are summarized as follows:

Consignment agreement dated January 26, 1990 with a major airline with the Company agreeing to use its best efforts to sell the inventory at market value for which it was to receive 35% of the selling price. From inception through April 30, 1992, the Company had received approximately
$2,150,000 (valued at estimated selling prices) of parts.
As of April 30, 1995 all unsold parts were in the Company's warehouse, however, based on negotiations with, and instructions from the consignor, all parts were returned to the consignor by November 2, 1995. The various remaining unresolved matters between the Company and the consignor were in progress until January 9, 1996 when a settlement agreement was entered into cancelling and terminating the original consignment agreement and the modifications (see Note 15).

          JETBORNE INTERNATIONAL, INC.

          NOTES TO FINANCIAL STATEMENTS

Note 5. INVENTORIES (see Notes 1 and 9 and Note 16 regarding subsequent events including the December 30, 1996 purchase of aircraft parts inventory totalling $2,900,000 (subject to a consignment agreement) and the September 1997 $1,000,000 writedown of inventories)(continued)

Consignment agreement dated December 9, 1992, with a non related entity, which required the Company to initially place a $125,000 deposit with the consignor (to be reviewed semi-annually as it relates to the value of the consigned parts; reduced to $36,629 at April 30, 1994 ($0 at April 30, 1996 and
1995) based on the reduced amount of the consigned inventory on hand). The Company agreed to use its best efforts to sell the parts for which it receives 40% of the selling price. Either party may cancel the agreement with thirty days written notice. An affiliate of the consignor had guaranteed the deposit.

Consignment agreement dated December 1, 1994, with a non-related entity. The Company agreed to use its best efforts to sell the parts for which it receives 40% of the selling price (just prior to each sale title to the inventory items are transferred from the consignor to the Company and the Company sells the parts in its own name). In addition, the Company is to pay a handling fee of 10% of the consignor's acquisition costs for any consignment parts returned to the consignor during the period of the agreement; the 10% handing fee for items returned to the consignor, based on the consignor's request, is to be charged to the consignor. The agreement was to expire November 30, 1995, however, it was cancelled by the Company August 2, 1995.

Note 6.  PROPERTY AND EQUIPMENT (see Note 1)

At April 30, property and equipment consists of:



                                                          Estimated useful lives/
                               1996         1995          depreciation methods
Machinery
  and equipment              $150,038     $142,718        5-10 years/straight line
                                                          and declining balance
Leasehold improvements        361,681      361,681        10-25 years/straight line

Office furniture
  and equipment               114,642      110,992        5-7 years/straight-line

Transportation
  equipment                    18,425       18,425        5 year straight-line

Total                        $644,786     $633,816


Depreciation and amortization charged to income was $29,961, $29,958 and $33,774 for the years ended April 30, 1996, 1995, and 1994, respectively.

                JETBORNE INTERNATIONAL, INC.

                NOTES TO FINANCIAL STATEMENTS

Note 7. NOTES PAYABLE

At April 30, notes payable ($1,691, 1996 and $15,828, 1995)
are for insurance premium contracts and are payable in monthly installments ($1,523 to $1,706 including interest at various rates) through May 18, 1996 and December 15, 1995, respectively. The weighted average interest rate on short term borrowings was 14.56% and 6.92% for the years ended April 30, 1996 and 1995, respectively.

Note 8.  LONG-TERM DEBT (see Notes 1 and 15)


At April 30, long-term debt consist of:
                                                    1996             1995
Agreement to pay a creditor in twenty
remaining quarterly installments commencing
November 23, 1993 (the first four
installments of $5,000 through August 23,
1994 and the remaining sixteen installments
of $2,500 through August 25, 1998), without
interest (see Note 15 regarding the
modification of the amount of the
indebtedness and the payment terms).               $ 67,000        $ 60,000

Income tax obligation to Internal Revenue
Service payable in monthly installments
($1,151 including interest at 7% per annum)
through August 17, 1999                              40,000          51,288

Total                                              $108,325        $111,228

Less:  Current maturities                            78,740          45,463

Long-term debt, net of current maturities          $ 29,585        $ 65,825


Maturities of long-term debt in each of the next years are as follows:

            Year ending April 30,            __Amount__

                  1997                      $   78,740
                  1998                          12,076
                  1999                          12,974
                  2000                           4,535
                  2001 and thereafter                0

                  Total                     $  108,325


Note 9. RELATED PARTY TRANSACTIONS (see Notes 1, 4, 10, 14, and 15 and Note 16 regarding subsequent events)

Prior to March 9, 1991, when a non-related U.K. Limited Liability Company ("U.K. Company") acquired, from the then principal stockholder of the Company, the rights to 3,130,000 shares of the Company's common stock (including options to

              JETBORNE INTERNATIONAL, INC.

              NOTES TO FINANCIAL STATEMENTS

Note 9. RELATED PARTY TRANSACTIONS (see Notes 1, 4, 10, 14 and
15 and Note 16 regarding subsequent events)(continued)

purchase 430,000 shares; the options expired prior to April 30, 1996), a former employee, officer and chairman of the Board of Directors was the principal stockholder of the Company. On December 30, 1990, the then principal stockholder of the Company signed a $1,960,492 note to the Company which note was not paid and, on June 10, 1994, the Company obtained a default final judgement against him, in the amount of $4,512,600, in connection with the note and related matters.

Reference is made to Note 1 which describes a provision in the bankruptcy confirmation order for the receipt by the Company of $201,200 for the issuance of 6,400,000 shares of Company common stock (50% to the Chairman of the Board of Directors of the Company, as trustee (also the representative of U.K. Company; see above and Note 10) and 50% to the Chief Executive Officer of the Company)(see Note 16 regarding the December 18, 1996 issuance of common stock purchase warrants to the Chairman of the Board of Directors, the March 7, 1997 agreements for the sale and transfer of 6,400,000 shares of Company's common stock and the subsequent (September 15, 1997) resale of 6,057,630 of the shares to an Israeli company that, on December 30, 1996, sold to the Company $2,900,000 of inventory (subject to a consignment agreement) and on August 18, 1997 agreed that $200,000 of the purchase price would be on open account and further agreed to accept shares of the Company's common stock in payment for the remainder of the inventory ($2,700,000; equivalent to 11,416,300 April 30, 1996 shares) and thereby owning approximately 75% of the Company's common stock at September 15, 1997). In connection therewith, and as subsequently confirmed by the United States Bankruptcy Court, the two stockholders entered into a shareholder agreement which contains various provisions including: voting for member of the Board of Directors (as directed by the United States Bankruptcy Court, the Board of Directors at April 30, 1996 consists of the Chairman of the Board, the Chief Executive Officer and non-employee who was previously appointed a director by U.K. Company; see Note 16 regarding subsequent changes to the composition of the Board of Directors), disposition of shares (including the first right of refusal of possible sale and/or transfer) an employment agreement for the Chief Executive Officer (see Note 14 and
Note 16 regarding the March 7, 1997 termination of the employment agreement) and compensation for the Chairman of the Board of Directors of the Company (see Note 14).

On January 18, 1996, the Company borrowed $30,000 from its Chief Executive Officer (see Note 15) (repaid at March 7, 1997; see above and Note 16) and is indebted to the Chairman of its Board of Directors at September 30, 1997 for 18 months compensation (totalling $72,000; see Note 14) and advances totalling $19,895.

As indicated in Notes 12 and 16, the Company entered into a five year lease for new premises (with occupancy commencing during the month of October 1997). The premises will be co-occupied with subsidiaries of the Israeli company referred to above (also a guarantor on the lease) with an allocation of the rental and related charges to be made based on use.

                JETBORNE INTERNATIONAL, INC.

                NOTES TO FINANCIAL STATEMENTS

Note 10. STOCKHOLDERS' EQUITY (see Notes 1, 9 and 15 and Note 16 regarding subsequent events)

On October 4, 1991, the Company's stock was delisted from NASDAQ.

Effective September 17, 1993, the 5,590 shares of 10% cumulative redeemable preferred stock of Jetborne, Inc. was cancelled based on the September 17, 1993 order of the United
States Bankruptcy Court, Southern District of Florida, confirming the Company's third amended plan of reorganization
(see Notes 1 and 3).

In connection with various contractual arrangements, the Company had committed to register 946,850 shares of its common stock in a registration statement to be filed with the Securities and Exchange Commission. Since the commitments were made, significant events have taken place and, presently, it is uncertain whether any of the commitments can be, or will have to be, fulfilled.

Stock Option Plans

Since inception, the Company adopted several stock option plans for the benefit of employees and directors of the Company. The Company believes that, as of April 30, 1996, all of the options were cancelled or have expired (see Notes 9 and 16 regarding the December 18, 1996 issuance of common stock purchase warrants to the Chairman of the Board of Directors).

Common Stock Issued/To Be Issued

Through May 1, 1991, the Company had issued 6,235,780 shares of its common stock. The status remained the same, subject to outstanding options (see above) until September 17, 1993 when 6,400,000 shares of the Company's common stock were sold to two new principal stockholders of the Company based on an order of the United States Bankruptcy Court, Southern District of Florida, confirming the Company's third amended plan of reorganization (see above and Notes 1, 9 and 16).

On November 10, 1994, the Company was notified that the 221,850 shares of Company common stock purchased by U.K. Company (see Note 9) were transferred to the Chairman of the Board of Directors of the Company, as Trustee(U.K. Company also confirmed that they conveyed to that person, as trustee, all of its ownership interest in the 3,200,000 shares of Company's common stock to be acquired by that person as trustee (see above and Note 1). Accordingly, U.K. Company only owns the shares of the Company's common stock acquired, on March 9, 1991, from the then principal stockholder of the Company (see Note 9).

The following is a summary of the common stock issued as of April 30, 1996 and the common stock to be issued based on the agreements entered into subsequent to April 30, 1996 and through August 18, 1997 as if the reverse split of the Company's common stock, as approved by the Board of Directors on August 12, 1997, had taken place:

                    JETBORNE INTERNATIONAL, INC.

                   NOTES TO FINANCIAL STATEMENTS

Note 10. STOCKHOLDERS' EQUITY (see Notes 1, 9 and 15 and Note 16 regarding subsequent events)(continued)

Common Stock Issued/To Be Issued (continued)

                                                    Post-split
                                                      Shares

  Shares issued at April 30, 1996 (11,882,280)      1,188,228
  Agreement entered into
     on August 18, 1997 (for the partial payment
     of the December 30, 1996 inventory
     purchase)                                      1,141,630

  Total                                             2,329,858

As described in Notes 9 and 16, an Israeli company became the owner of 1,747,393 post-split shares (75% of the issued common stock) based on the agreements entered into on August 18, 1997 and September 15, 1997.

Common Stock in Treasury

Prior to May 1, 1991, the Company had purchased, from non-related persons, 3,500 shares of its common stock for $3,763. The Company received 750,000 shares of its common stock from the bank that was holding the shares as collateral for an obligation of the then principal stockholder of the Company (see Note 9). The return was negotiated as part of the settlement with that bank (see Note 15) and accordingly it is included in the statement of changes in stockholders' equity for the year ended April 30, 1994 at a nominal value of $1.

On August 10, 1994 the 753,500  shares were cancelled (see
Note 1).

Note 11. INCOME TAXES (see Note 1 and Note 16 regarding subsequent events)

At May 1, 1992, the Company had, for Federal Income Tax purposes, a net operating loss carryforward of $2,741,731.
The following is a summary of the components of the net operating loss carryforward to the fiscal year ending April
30, 1997:

  Balance at May 1, 1992                               $2,741,731
  Loss applied to taxable income
     of fiscal year ended April 30, 1993                 (125,272)
  Loss applied to taxable income
     of fiscal year ended April 30, 1994               (2,041,621)
  Increase due to reduction in
     charitable contributions carryforward                 11,698
  Loss arising in fiscal year ended April 30, 1995        944,142
  Loss arising in fiscal year ended April 30, 1996        288,252

  Net operating loss carryforward to fiscal
  years ending April 30, 1997 through April 30, 2011   $1,818,930

Even though the Company was not required to pay Federal income tax based on taxable income for the year ended April 30, 1994 (as the taxable income was offset by the net operating loss carryforward), Federal income tax of $1,799 was computed based on the "alternative minimum tax" computation. In the event

                  JETBORNE INTERNATIONAL, INC.

                 NOTES TO FINANCIAL STATEMENTS

Note 11. INCOME TAXES (see Note 1, and 16 regarding subsequent events)(continued)

Federal income tax returns for subsequent years reflect Federal income taxes due in excess of the alternative minimum tax, the alternative minimum taxes paid for years ended April 1991 ($59,763) and 1994 ($1,799) can be applied against the computed Federal income tax (see below).

No provision has been made for the difference between financial statement and income tax reporting of certain items of revenue and expenses, as the net operating loss carryforward at April 30, 1996 substantially exceeds the difference; nor has a provision been made for deferred income tax credits, based on the possible use of the net operating losses being applied against taxable income in future years (and the use of the "alternative minimum tax" paid) as there is no assurance that the Company's future profitability will exceed the difference (see below).

The amount of the net operating loss carryforward that can be applied against taxable income, if any, in future years will be subject to an annual limitation (based on formulas in the Internal Revenue Code and regulations; and not presently determinable)due to the significant change in ownership of common stock referred to in Note 16. The amount of the alternative minimum tax credit (see above) available is also subject to similar limitations.

On September 15, 1997, the Company was notified that the Internal Revenue Service would be examining the Company's
Federal income tax return for the fiscal year ended April 30, 1995.

Note 12.  LEASES (see Note 16 regarding subsequent events)

The Company leases warehouse facilities and office space under a long-term agreement. On June 30, 1992, the Company concluded a settlement with Aircraft Modular Products, Inc. ("AMP") which included AMP's purchasing the building occupied by the Company and entering into a new lease with the Company (not including the space then occupied by a former subsidiary) covering a period of five years commencing October 1, 1992 (initially for a six month period with options for six months and four years (exercised covering the four years ending September 30, 1997)(with a rent reduction) and relieving the Company of its $85,387 obligation for prior unpaid rent (see
Note 16 which describes the lease entered into on September 15, 1997 for new warehouse facilities and office space).

The following is a schedule of future minimum lease payments for premises (including the lease entered into on September
15, 1997) and office equipment with initial remaining lease terms in excess of one year:

               Year ending April 30,
                     1997               $   94,362
                     1998                  111,409
                     1999                  113,718
                     2000                  111,578
                     2001                  116,041
                     Thereafter            171,953
                     Total              $  719,061

               JETBORNE INTERNATIONAL, INC.

               NOTES TO FINANCIAL STATEMENTS

Note 12. LEASES (see Note 16 regarding subsequent events)(continued)

For the years ended April 30, 1996, 1995 and 1994, rental expense for all operating leases was approximately $130,019, $111,496 and $104,000, respectively.

Note 13.  MAJOR CUSTOMERS

The Company made sales to major unaffiliated customers of approximately $566,730, $486,000 and $986,000 during the years ended April 30, 1996, 1995 and 1994, respectively.

Note 14. EMPLOYMENT AGREEMENTS (see Note 9 and Note 16 regarding subsequent events)

During April 1992, the then financial controller of the Company was appointed Chief Financial Officer at a salary of $65,000 per annum (increased to $70,000 when an employment agreement was entered into on May 1, 1994). The employee resigned on May 31, 1995 effective June 30, 1995. Another employee was appointed financial controller.

On June 15, 1994, modifications to Executive Employment
Agreements were approved by the United States Bankruptcy Court and are summarized as follows:

  A five year employment agreement, effective May 1, 1994 with the Chief Executive Officer at a salary of $120,000 per annum, plus fringe benefits (the agreement contains provisions for termination (see Note 16 regarding the March 7, 1997 termination of the employment agreement) by the Company and/or the employee and a non-compete clause), and establishment of $48,000 per year compensation to the Chairman of the Board of Directors (effective June 15, 1994).

Note 15.  LITIGATION (see Notes 4, 9, and 10)

At April 30, 1996 and 1995, the Company was a party to several claims and lawsuits arising out of the conduct of its business. Substantially all of the litigation that was unresolved at April 30, 1993 has been resolved by the United States Bankruptcy Court prior to, or on, September 17, 1993 (when the Company's third amended plan of reorganization was confirmed) or subsequently by a separate Bankruptcy Court order.

The following is a summary of the claims and lawsuits that have been resolved as of April 30, 1996:

  On June 1994, a Default Final Judgement was entered against the former principal stockholder, in the amount of $4,512,600 plus interest, based on the lawsuit re-filed in the Bankruptcy Court. Included in the lawsuit were claims against two suspended officers of the Company (see below) and claims against a third suspended officer (see below) and a former sales consultant; these claims have been settled without payment of substantial funds by, or to, the Company (see Note
4). The former sales consultant had filed a $474,000 claim (against Jetborne, Inc.) in the Bankruptcy court and the Company had disputed it.

              JETBORNE INTERNATIONAL, INC.

              NOTES TO FINANCIAL STATEMENTS

Note 15. LITIGATION (see Notes 4, 9 and 10)(continued)

On September 8, 1994, the Company and the former sales consultant resolved their disputes and both parties signed a stipulation of dismissal (however, the sales consultant still had the right to file a claim in the Bankruptcy Court).

An action to recover damages from the Company, as guarantor, on an outstanding $750,000 obligation (plus interest and costs) payable to a bank by the then principal stockholder of the Company. On September 12, 1991 a judgement was awarded to the bank (against the stockholder and the Company, as guarantor). The litigation against the Company was settled on September 17, 1993 when an order was entered confirming the Company's third amended plan of reorganization. The settlement includes the payment to the bank of approximately $100,000 (by the Company), payment to the bank of approximately $1,078,000 (from the proceeds of collection of the note received from the purchaser of Aircraft Modular Products, Inc. (see Notes 1 and 3) and transferred to the Unsecured Creditors' committee of Jetborne International, Inc.) and the bank's return to the Company of 750,000 shares of the Company's common stock (previously held by the bank as partial collateral and subsequently purchased by the bank for $.05 per share)(see Note 10).

During March 1991, the Company was informed that an investigation by the United States Customs Service (which commenced on March 7, 1990) had been expanded and the Company was a target of an investigation by a Federal Grand Jury for possible criminal violations. The Company was indicted and on October 23, 1992, the Company entered into a plea-bargain agreement; on December 15, 1992, the Company pleaded guilty to two counts and paid $25,260 in fines, to settle all pending litigation and matters in connection with the investigation. During December 1993, the Company was informed that it had been debarred for a period of three years from December 3, 1992 from participating directly or indirectly in the export of defense articles or technical data or in furnishing of defense services for which a license or other approval is required. Accordingly, should the Company so desire, it would be required to apply for reinstatement.

As referred to in Note 5, there were various unresolved matters between the Company and a major airline in connection with a consignment agreement dated January 26, 1990. On January 9, 1996, a settlement agreement was entered into between the Company and the major airline. The agreement cancelled and terminated the original consignment agreement, and the modifications thereto, and the Company agreed to wire transfer to the major airline $30,000 by January 18, 1996 (timely paid) and an additional $7,500 per month commencing February 20, 1996 (the first payment was paid February 9,
1996) with a final

              JETBORNE INTERNATIONAL, INC.

              NOTES TO FINANCIAL STATEMENTS

Note 15. LITIGATION (see Notes 4, 9 and 10)(continued)

payment on January 20, 1997 (paid February 17, 1997). The agreement also provides that, when the major airline receives the $120,000 they will assign to the Company their claim filed in the United States Bankruptcy Court against Jetborne, Inc. ($80,180)(see Note 1).

The following is a summary of the claims and lawsuits that have not been resolved as of April 30, 1996:

A former attorney for the Company (the escrow agent holding promissory notes, and collateral therefore (and collateral for the payment of Federal income taxes that might have been required with respect to a proposed bonus payable to one former employee), that the Company received from former executives of the Company (see above and Notes 4 and 9) had deposited with the Court the promissory notes and collateral and had brought an interpleader action requesting that the Court accept the promissory notes and collateral pending the outcome of the matters involved. The Company filed an answer and cross-claim against the issuers of the promissory notes seeking to claim the escrowed promissory notes and collateral. Counsel for the Company is presently evaluating the possibility of having the default final judgement against the former principal stockholder entered into the litigation in the Circuit Court in order to obtain the release, and subsequent return to the Company, of 1,000,000 (pre-split; see Notes 10 and 16) shares of the Company common stock which were interplead and which were owned by the former principal stockholder of the Company.

A possible substantial liability of a former subsidiary (see
Note 3) as a result of pollution of its business premises. Based on recent studies made on behalf of the Company, a provision of $49,500 had been made in a prior year (approximately $10,000 of the provision was paid by April 30, 1996 and 1995)(included in accrued expenses in the balance sheets).

Note 16.  SUBSEQUENT EVENTS

On December 18, 1996 the Board of Directors of the Company unanimously adopted a resolution for the issuance, to the Chairman of its Board of Directors, of restricted common stock purchase warrants exercisable (to the close of business on June 30, 2001) for the purchase of 24% of the then outstanding shares of common stock of the Company for $240,000 (equivalent to 285,174 post-split (see below) shares).

On December 30, 1996, the Company purchased from a United States subsidiary of an Israeli corporation for $2,900,000, one lot of aircraft parts (subject to a consignment agreement; see below) based on a purchase order issued by the Company on December 25, 1996. On August 18, 1997, the Company entered into an agreement with the Israeli corporation whereby the Company issued 1,141,630 (post-split); see below) shares of its common stock in payment of $2,700,000 of the $2,900,000 indebtedness for the December 30, 1996 purchase (see Note 9). As an integral part of the

             JETBORNE INTERNATIONAL, INC.

             NOTES TO FINANCIAL STATEMENTS


Note 16.  SUBSEQUENT EVENTS (continued)

agreement, the Company committed to cause a one (1) for ten
(10) reverse split of its common stock (see below).

The $2,900,000 of aircraft parts referred to in the preceding paragraph is located in Canada and Holland and is being held for sale, on a consignment basis, by a Canadian sales agent who has been given exclusive rights to sell the inventory in Canada, as individual parts or in bulk, at prices as agreed upon between the Company and the sales agent. The agreement is for two years from December 10, 1996 and will be extended for one year automatically unless a thirty day written notice from either party cancels the agreement. The sales agent is responsible for all expenses incurred for shipping of the inventory from Holland (where it was originally located) to Canada (the location of the warehouses of the sales agent), all costs of insurance, storage and subsequent management of the inventory at the sales agent's facility. The sales agent initially deposited with the Company $25,000 which, along with the shipping costs from Holland to Canada, shall be repaid to the sales agent from the sales proceeds or directly. Proceeds of sales to customers located in Canada and worldwide sales by the sales agent, shall be divided 50% to the Company; sales made by others outside of Canada shall be divided 10% to the sales agent and the balance to the Company. All packing and shipping costs are to be paid by the Company.

On March 7, 1997, an agreement was entered into between the then President of the Company (also a member of the Board of Directors) and the owner of 3,200,000 shares of the Company's common stock (acquired pursuant to the Company's Confirmed Plan of Reorganization, see Notes 1, 9 and 10), whereby he would sell to a then non-affiliated Hong Kong corporation (see below)(the transaction closed on August 10, 1997) the 3,200,000 shares of stock for $150,000. In connection therewith, he resigned as President of the Company (and a member of the Board of Directors) and the Company agreed to pay him three months vacation pay and the remaining balance of the indebtedness due to him (approximately $50,000). As part of the agreement, the Company agreed, and the Board of Directors (prior to his resignation) approved the appointment of the then Director of the Hong Kong Corporation as a member of the Board of Directors of the Company.

On March 7, 1997, an agreement was entered into between the Chairman of the Board of Directors, as trustee, and the owner of 3,200,000 shares of the Company's common stock (acquired pursuant to the Company's Confirmed Plan of Reorganization, see Notes 1, 9 and 10), whereby the shares would be transferred to the same then non-affiliated Hong Kong corporation (the transaction was closed on August 10, 1997; see above). In connection with the agreement the Company agreed to pay to the Chairman of the Board of Directors the accumulated unpaid fees for services rendered to the Company totalling approximately $52,000 at that date).

On August 12, 1997, the Board of Directors unanimously adopted a resolution to reverse split the Company's common stock on the basis of one share for ten shares effective September 30, 1997 in accordance with the Company's shareholder record on August 15, 1997 and subject to stockholder approval (already approved

             JETBORNE INTERNATIONAL, INC.

             NOTES TO FINANCIAL STATEMENTS


Note 16.  SUBSEQUENT EVENTS (continued)

by in excess of 50% of the issued shares of common stock)

On September 15, 1997, the Israeli corporation (see above) entered into an agreement with the Hong Kong corporation (see above) whereby the Israeli corporation agreed to purchase from the Hong Kong corporation 605,763 (post-split)shares of Jetborne common stock for 700,000 ordinary shares of the Israeli corporation. After this purchase, the Israeli corporation owns 1,747,393 (post-split) shares of Jetborne common stock (approximately 75% of the issued and outstanding shares).

On September 15, 1997, the Company entered into a 5-year lease expiring October 31, 2002 with a non-related company for 18,812 rentable square feet for warehouse facilities and office space at a new location. The monthly rental commencing November 1, 1997 is $8,230.25 plus sales tax for the first year with annual increases until the 5th year when the rental is $9,628.22 plus sales tax. In addition to the base rental, the Company is obligated to maintain the premises (except for the structure, exterior paint, landscaping and maintenance of the roof) and to pay annual expenses of operating the premises in excess of the expenses for the base year (calendar year
1998). The lease terms include one 5-year option (with an increase in rental of 4% over the rate of the last year of the initial term) and a first right of refusal to purchase the premises in the event a third party desires to purchase the premises.

The premises will be shared with subsidiaries of the Israeli corporation (see above; a guarantor of the terms of the lease
(see Notes 9 and 12; an allocation of the rental and related charges will be made based on use).

During September 1997, the Board of Directors adopted a resolution confirming management's decision to provide for a $1,000,000 writedown of all inventory owned at that date based on a re-evaluation of the inventories.

On September 15, 1997, the Company was notified that the Internal Revenue Service would be examining the Company's
Federal income tax return for the fiscal year ended April 30, 1995.




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